Hella Bagels, LLC

Profit and Loss
January 1 - December 31, 2021

Income	
Stripe	96,552.00
Checks	59,229.47
Total	**$155,781.47**

Expenses	
Produce	9,087.22
Cream Cheese	11,231.01
Flour	4,761.83
Fish	15,214.80
Supplies	5,759.70
Advertising	1,026.11
Equipment	289.18
Bank Charges and Interest	0.00
Insurance	0.00
Meals and Entertainment	0.00
Licenses and Dues	790.00
Office Expenses	0.00
Professional Fees	0.00
Rent	31,792.50
Repairs and Maintenance	0.00
Software Subscriptions	0.00
Subcontractors	0.00
Telephone and Utilities	699.48
Travel	315.00
Vehicle Expenses	1,260.00
Employees	0.00
Other Expenses	0.00
Total	**$82,226.83**

Profit/Loss	$73,554.64

Hella Bagels, LLC

Balance Sheet
December 31, 2021

ASSETS	
Current Assets	
Bank Accounts	
Checking	16,121.65
Cash on Hand	0.00
Total Bank Accounts	**$16,121.65**
Accounts Receivable	0.00
Other Current Assets	
Inventory	750.00
Total Current Assets	**$750.00**
Fixed Assets	
Machinery & Equipment	2,000.00
Total Fixed Assets	**$2,000.00**
TOTAL ASSETS	**$18,871.65**

LIABILITY & EQUITY	
Liabilities	
Current Liabilities	
Credit Card	0.00
Other Current Liabilities	
Sales Tax Payable	0.00
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Opening Balance Equity	0.00
Owner Investment	0.00
Owner's Pay & Personal Expenses	-71,957.99
Retained Earnings	17,275.00
Net Income	73,554.64
Total Equity	**$18,871.65**
TOTAL LIABILITIES & EQUITY	**$18,871.65**

Hella Bagels, LLC

Statement of Cash Flows
January 1 - December 31, 2021

Operating Activities	
Net Income	73,554.64
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Accounts Payable	0.00
Inventory	-600.00
Total Adjustments to reconcile Net Income to Net Cash	**$0.00**
Net cash provided by operating activities	**$72,954.64**

Investing Activities	
Machinery & Equipment	-500.00
Net cash provided by investing activities	**-$500.00**

Financing Activities	
Owner's Investment	0.00
Owner's Pay and Personal	-57,957.99
Net cash provided by financing activities	**-$57,957.99**
NET CASH INCREASE FOR PERIOD	**$14,496.65**
Cash at beginning of period	1,625.00
CASH AT END OF PERIOD	**$16,121.65**